TRUE LEAF MEDICINE INTERNATIONAL LTD.
100 Kalamalka Lake Road, Unit 32
Vernon, British Columbia V1T 9G1

November 21, 2017

H. Roger Schwall
Assistant Director
Office of Natural Resources
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, North East
Washington, D.C. 20549

RE:             True Leaf Medicine International Ltd. - Offering Statement on Form 1-A - File No. 024-10679

On behalf of True Leaf Medicine International Ltd., I hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on November 21, 2017, or as soon thereafter as is practicable..

Yours Truly,

TRUE LEAF MEDICINE INTERNATIONAL LTD.

/s/ Darcy Bomford

Per:
Darcy Bomford
Chief Executive Officer and Director